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                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   For the period 3 July 2002 to 8 August 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

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                 (Translation of registrant's name into English)



      Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington,
                                   New Zealand

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                    (Address of principal executive offices)



              The registrant will file annual reports on Form 20-F



                                (File No.1-10798)



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                                    CONTENTS



                 This report on Form 6-K contains the following:

               1.   Miscellaneous Press Releases

               1.1  Telecom adopts revised audit independence policy 23 July
                    2002




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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                      TELECOM CORPORATION OF NEW
                                                         ZEALAND LIMITED


                                                By:  /s/ Linda Cox
                                                     ---------------------------
                                                     Linda Marie Cox
                                                     Company Secretary



                                                Dated:  8 August 2002

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                                                      [TELECOM NEW ZEALAND LOGO]

23 July 2002

                                  MEDIA RELEASE

                          TELECOM ADOPTS REVISED AUDIT
                              INDEPENDENCE POLICY

The Board of Telecom New Zealand today announced the adoption of a revised audit independence policy, which significantly constrains the ability of Telecom's external auditors to provide non-audit services.

As a result, current auditors PriceWaterhouseCoopers have agreed to resign immediately following completion of the audit of Telecom's 2001-2002 financial year results, and instead concentrate on the provision of non-audit services to the Company.

Telecom will appoint KPMG as its auditors for the 2002-2003 financial year.

Board Chairman, Dr Roderick Deane, said the revised policy would ensure that audit independence is maintained, both in practice and in public appearance.

Telecom had thoroughly revised its audit policy to ensure it reflected international best practice in a range of areas including such matters as rotation of auditors and non-recruitment of senior personnel from audit firms as well as clearly separating audit and non-audit functions, Dr Deane said.

"Telecom's external financial reporting has always been viewed as highly reliable and credible. Of our own initiative we have made this change to further enhance that reputation, and provide ongoing assurance to our shareholders that audit independence is clearly maintained.

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"The decision to appoint KPMG has been made in accordance with our revised audit policy."

Dr Deane said the decision did not reflect any concern whatsoever with the performance of Telecom's previous auditors, PriceWaterhouseCoopers.

"On the contrary, PriceWaterhouseCoopers has always shown a high level of professionalism, independence and integrity in performing the Company's audits over a considerable period of time.

"They will continue to carry out major assignments with Telecom on non-audit related matters including financial and taxation advisory services.

"This change has been made only from an overall governance point of view, to demonstrate transparently the independent role of Telecom's auditors."

For more information, please contact:

Andrew Bristol
Telecom Media Relations Executive
Phone 04 498 5594
Mobile 027 244 4932